                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.     )*

                                 STARBASE CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                   COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    854910205
                         -------------------------------
                                 (CUSIP Number)




             Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                    One Embarcadero Center, Suite 2300
           San Francisco, CA 94111-3162; Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                November 8, 1996 **
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement  X .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


** See response to Item 1 of within statement.

CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W. VILAR, GARY A. TANAKA and LOS ANGELES FIRE AND POLICE PENSION SYSTEM who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        892,965 shares
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           959,593 shares in the aggregate for all Reporting Persons
    Reporting        and as to all of which beneficial ownership is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,852,558 shares in the aggregate for all Reporting Persons and as to all but 892,965 of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,852,558 shares in the aggregate for all Reporting Persons and as to all but 892,965 of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   14.77%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                        IA, IN, EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 2 of 15 -



      CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           959,593 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     959,593 shares, as to all of which beneficial ownership
                     is disclaimed
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     959,593 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   7.65%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 15 -




      CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           892,965 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     892,965 shares, as to all of which beneficial ownership
                     is disclaimed
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     892,965 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  7.12%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 15 -




      CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           1,852,558 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,852,558 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,852,558 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                               [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  14.77%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 15 -




      CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           1,852,558 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,852,558 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,852,558 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                              [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  14.77%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 15 -


      CUSIP
No.  854910205                        13D

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LOS ANGELES FIRE AND POLICE PENSION SYSTEM

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00
--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        959,593 shares
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each
    Reporting        NONE
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     959,593 shares
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     959,593 shares.
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                              [X]
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   7.65%
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 15 -

ITEM 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the Common Stock of StarBase Corp ("the Issuer"), whose principal executive offices are located at 18872 MacArthur Blvd. Suite 300, Irvine, CA, 92612.

          StarBase Corp. became a reporting company by the filing of a Registration Statement on Form 10 on May 23, 1995, at which time the obligations of the Reporting Persons (as such term is defined below) under
Section 13 of the Securities and Exchange Act of 1934 first arose (by reason of beneficial ownership for reporting purposes of Preferred
Stock convertible into Common Stock of the Issuer).  The Reporting
Persons only recently became aware of this reporting obligation and are filing this statement accordingly. All information is provided as of November 8, 1996, unless otherwise indicated.


ITEM 2.   Identity and Background.
          -----------------------

          This statement is being filed by Amerindo Investment
Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), Alberto W. Vilar, Gary A. Tanaka and Los Angeles Fire and Police Pension System ("LAFP"). The address of LAFP is c/o Amerindo at the above address. Although this statement is being made jointly by Amerindo, Amerindo Panama, Messrs. Vilar and Tanaka, and LAFP, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is
Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables,
FL 33134. LAFP is a governmental pension plan. Amerindo, Amerindo Panama, LAFP and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Furey and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five years, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
          --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons, including the shares purchased for the account of LAFP, have been in the ordinary course of the respective businesses of Amerindo and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 8 of 15 -

ITEM 4.   Purpose of Transaction.
          ----------------------

          All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.
LAFP holds its shares of the issuer for investment and not with a purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13(D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.   Interests in Securities of Issuer.
          ---------------------------------

        (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock if Issuer beneficially owned by such person as of November 8, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter ended June 30, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

        (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, except that LAFP has sole voting power over all of the shares shown as owned by it, however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

        (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on September 10, 1996, and ending on November 8, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

        (d) The shares covered by this statement are all owned by clients of the Advisor Entities. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding, except that one client of Amerindo, LAFP, owns approximately 7.65% of the Issuer's issued and outstanding Common Stock.


        (e)  Inapplicable.


                                     - 9 of 15 -

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.



ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          Inapplicable


                                     - 10 of 15 -

                               SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                  AMERINDO INVESTMENT ADVISORS INC.,
                                  a California corporation

                                  By:  /s/ Alberto W. Vilar
                                      ----------------------------------------
                                       ALBERTO W. VILAR, PRESIDENT


                                  AMERINDO INVESTMENT ADVISORS, INC.
                                  a Panama corporation

                                  By:  /s/ Alberto W. Vilar
                                      ----------------------------------------
                                      ALBERTO W. VILAR, DIRECTOR


                                  By: /s/ Alberto W. Vilar
                                      ----------------------------------------
                                      ALBERTO W. VILAR


                                  By:  /s/ Gary A. Tanaka
                                      ----------------------------------------
                                      GARY A. TANAKA


                                  LOS ANGELES FIRE AND POLICE PENSION SYSTEM

                                  By:  /s/ Amerindo Investment Advisors Inc.,
                                             Attorney-in-Fact
                                           by
                                           -----------------------------------
                                           ALBERTO W. VILAR, PRESIDENT




                                     - 11 of 15 -

                              EXHIBIT A

                            STARBASE CORP

                            COMMON STOCK

                              854910205




     The following table sets forth for each of the Reporting
Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of November 8, 1996 and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter ended June 30, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):



NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
----                   -------------           ----------------

Amerindo                 959,593                       7.65%

Amerindo Panama          892,965                       7.12%

Alberto W. Vilar       1,852,558                      14.77%

Gary A. Tanaka         1,852,558                      14.77%

Los Angeles Fire         959,593                       7.65%
and Police Pension
System

James H. Furey                 0                       0.00%

Joaquin Garcia                 0                       0.00%

----------------

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 12 of 15 -

                               EXHIBIT B

                             STARBASE CORP

                             COMMON STOCK

                              854910205


     The following sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on September 10, 1996, and ending on November 8, 1996, including (i) the date of the transaction, (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected.

      There have been no transactions since the original purchases of Series A Preferred Stock on December 20, 1994 and Series B Preferred stock on January 31, 1996. These shares were converted into Common Stock effective June 30, 1996 and May 13, 1996, respectively.




                                    - 13 of 15 -

                                   EXHIBIT C

                                 STARBASE CORP

                                  COMMON STOCK

                                   854910205


We hereby agree that the within Statement on Schedule 13D regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation

                                   By:  /s/ Alberto W. Vilar
                                       ------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT

                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation

                                   By:  /s/ Alberto W. Vilar
                                       ------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR

                                   By:  /s/ Alberto W. Vilar
                                       ------------------------------------
                                        ALBERTO W. VILAR

                                   By:  /s/ Gary A. Tanaka
                                       ------------------------------------
                                        GARY A. TANAKA


                                   LOS ANGELES FIRE AND POLICE PENSION SYSTEM

                                   By:  /s/ Amerindo Investment Advisors Inc.,
                                              Attorney-in-Fact
                                            by
                                            ---------------------------------
                                            ALBERTO W. VILAR, PRESIDENT







                                   - 14 of 15 -

                                   EXHIBIT D

                                 STARBASE CORP

                                  COMMON STOCK

                                   854910205



                               POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Amerindo Investment Advisors Inc. as its attorney-in-fact with full discretion to act for and on behalf of the undersigned in any matter connected with its investment in Series A Preferred Stock of StarBase Corporation, with full power and authority to make and effect any and all decisions relating to the retention or dispositions of such investment, the conversion of such shares, and/or the exercise of any rights given the undersigned in connection with the related Investor Rights Agreement, and with full power and authority to make, execute and deliver any and all instruments which may be necessary or desirable in connection therewith. The shares will remain in the custody of the Board of Pension Commissioners of the City of Los Angeles except when out for conversion or transfer. StarBase Corporation may rely on the authority of said attorney to act pursuant hereto until it shall receive written notification of revocation hereof.

Date: April 7, 1995


By:  /s/ Gary Mattingly
     ------------------------------------
     On behalf of the Board of Pension
     Commissioners of the City of Los
     Angeles
     Gary Mattingly, General Manager





                                   - 15 of 15 -